Exhibit 28.1

FOR IMMEDIATE RELEASE
APRIL 21, 2000
FOR ADDITIONAL INFORMATION
CONTACT: DARRELL E. BLOCKER
SR VICE PRESIDENT, CFO
(219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
         ANNOUNCES CASH DIVIDEND, HOLDS FIFTH ANNUAL SHAREHOLDER MEETING
                      AND ANNOUNCES FIRST QUARTER EARNINGS


HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend of $0.10 per share for the quarter ended March 31, 2000. The dividend will be payable on May 22, 2000 to shareholders of record on May 8, 2000.

NEIB held its fifth annual shareholders' meeting April 19, 2000. The shareholders elected Randall C. Rider and Michael S. Zahn as directors of NEIB for a term to expire in 2003. The shareholders have ratified the appointment of Crowe, Chizek and Company, LLP to be the Company's auditors for the fiscal year ending 2000.

Chairman Zahn regretfully reported the passing on March 12, 2000 of Director Samuel Preston, Jr. Mr. Preston had faithfully served as a member of the Board of Directors since March 1966 and his dedication and service to the Board will be greatly missed. Mr. Zahn also recognized the retirement on January 28, 2000 of DeEtta L. Hinthorn. Mrs. Hinthorn began employment with First Federal in September 1970 most recently holding the positions of Secretary of the Corporations, Secretary to the Board of Directors and Manager of Retail Banking.

Northeast Indiana Bancorp Inc, also announced net income of $519,000 for the first quarter ended March 31, 2000 or a 10.7% decrease compared to $581,000 for the first quarter ended March 31, 1999. This represents a diluted net income per share of $0.32 for the three month period ending March 31, 2000 compared to $0.34 for the same period 1999. The current three months earnings represents an annualized return on average equity (ROE) of 8.03% compared to 9.18% for the three months ended March 1999.

Results for the quarter ended March 31, 2000 showed net interest income of $1.93 million compared to $1.89 million for the corresponding quarter ended March 31, 1999 or a 2.3% increase. The net interest margin was 3.14% at March 31, 2000 compared to 3.70% for the same period 1999.

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This decrease is primarily a result of shorter-term interest bearing liabilities repricing faster than the interest earning assets during this rising rate environment. Provisions for loan losses of $191,000 for the first quarter 2000 increased by $91,000 over the $100,000 for the first quarter 1999. The bank continues to build the allowance for loan losses because of the increases in the commercial and consumer loan portfolios. This growth recognizes the increased risk associated with the commercial and consumer portfolios. A Commercial Loan Officer has been added to the staff to manage this growing segment of our business. The bank will continue to monitor the loan portfolio and provide for the allowances as necessary.

Non-interest income of $299,000 for the first quarter 2000 compares to $189,000 for the same period 1999 or a 21.2% increase. Non-interest expenses increased $138,000 to $1.17 million for the first quarter 2000 compared to $1.03 million for the first quarter 1999 or a 13.4% increase.

Total Assets at March 31, 2000 of $256.7 million compared to $214.4 million at March 31, 1999 reflects a 19.8% increase. The return on average assets (ROA) of 0.81% for the current quarter ended compares to first quarter 1999 of 1.10%. Shareholder equity at March 31, 2000 was $25.9 million compared to Shareholder equity at March 31, 1999 of $25.2 million.


The book value of NEIB's stock was $14.89 per share as of March 31, 2000. The last reported trade of the stock at the close of business on April 20, 2000 was $10.875 per share and the number of outstanding shares was 1,743,036. There are still approximately 127,000 shares of the Company's current repurchase program that may be repurchased over the next three months.

First Federal Savings Bank serves primarily Huntington County, Indiana through its three full service offices located in Huntington, Indiana.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".


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                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
--------------------------------------------------------------------------------
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                 ASSETS                                                 March 31, 2000      December 31, 1999
                                                                                        --------------      -----------------
Interest-earning cash and cash equivalents                                              $     4,398,782   $      2,938,701
Noninterest earning cash and cash equivalents                                                 2,112,863          2,960,502
                                                                                        ----------------     --------------
   Total cash and cash equivalents                                                            6,511,645          5,899,203
Interest earning deposits in financial institutions                                             100,000            100,000
Securities available for sale                                                                33,152,210         33,192,217
Securities held to maturity  estimated  market value of $420,251 and $456,511 at March 31, 2000 and December 31, 1999
                                                                                                420,251            456,511
Loans receivable, net of allowance for loan loss March 31, 2000
$1,876,987 and December 31, 1999 $1,766,700
                                                                                            209,063,014        208,394,576
Real estate owned
Accrued interest receivable                                                                     983,635            839,967
Premises and equipment                                                                        2,295,754          2,292,342
Investments in limited liability partnerships                                                 1,304,732          1,332,128
Other assets                                                                                  2,914,347          2,239,874
                                                                                          --------------     --------------
    Total Assets                                                                        $   256,745,588    $   254,746,818
                                                                                          ==============     ==============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                    141,500,072        143,211,593
Borrowed Funds                                                                               87,994,439         84,753,919
Accrued interest payable and other liabilities                                                1,303,850          1,126,007
                                                                                                             --------------
                                                                                          --------------
    Total Liabilities                                                                   $   230,798,361    $   229,091,519
                                                                                          --------------     --------------

Retained earnings - substantially restricted                                                 25,947,227         25,655,299
                                                                                          --------------     --------------
    Total Liabilities and Shareholder's Equity                                          $   256,745,588    $   254,746,818
                                                                                          ==============     ==============

--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                    Three Months Ended
                                                                                                         March 31,
                                                                                                  2000             1999
                                                                                                  ----             ----
Total interest income                                                                           $4,840,919      $4,050,135
Total interest expense                                                                           2,912,550       2,166,212
                                                                                            --------------  --------------
   Net interest income                                                                          $1,928,369      $1,883,923
--------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                                                          191,250         100,500
                                                                                            --------------  --------------


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                        CONSOLIDATED STATEMENTS OF INCOME (Continued)

   Net interest income after provision for
   Loan losses                                        $1,737,119      $1,783,423
--------------------------------------------------------------------------------
Total noninterest income                                 229,496         189,291
                                                  --------------  --------------
   Total noninterest expenses                          1,169,213       1,031,403
--------------------------------------------------------------------------------

  Income before income tax expenses                   $  797,402      $  941,311
--------------------------------------------------------------------------------
Income tax expenses                                      278,428         360,287
                                                  --------------  --------------
     Net Income                                       $  518,974      $  581,024
================================================================================

--------------------------------------------------------------------------------
                             SELECTED FINANCIAL DATA

                                                                     Three Months Ended
                                                                          March 31,
                                                                   2000              1999
                                                                   ----              ----
Basic Earnings per share                                       $    0.32        $    0.35
Dilutive Earnings per share                                    $    0.32        $    0.34
Net interest margin                                                 3.14%            3.70%
Return on average assets                                            0.81%            1.10%
Return on average equity                                            8.03%            9.18%
                                                                At March 31st
Stockholders' equity as a % of total assets                        10.11%           11.74%
Book value per share                                           $   14.89        $   13.84